Exhibit 99.1

China Digital TV Holding Co., Ltd.

Notice of Annual General Meeting of Shareholders

Notice is hereby given that the Annual General Meeting of Shareholders (the “Meeting”) of China Digital TV Holding Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), will be held on Monday, December 19, 2016, at 10:00 a.m., Beijing time, at the Jingmeng High-Tech Building B, 4th Floor, No.5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China, for the purposes of considering and, if thought fit, passing the following resolutions (with or without modification) as ordinary resolutions:

ORDINARY RESOLUTIONS

1.	That Jianyue Pan be re-elected as a Class III Independent Director for a new three-year term.

2.	That Songzuo Xiang be re-elected as a Class III Independent Director for a new three-year term.

Additional information regarding the matters to be acted on at the Meeting can be found in the accompanying proxy statement (the “Proxy Statement”).

All holders of record of the Company’s ordinary shares as of November 21, 2016, will be entitled to attend and vote at the Meeting.

This notice of the Meeting, the proxy card, the Proxy Statement and a copy of the Company’s Annual Report for the year ended December 31, 2015 are also available through the Company’s website at http://ir.chinadtv.cn. The Company will also provide a hard copy of the Company’s complete audited financial statements free of charge to the shareholders upon request. Our Annual Report does not constitute proxy soliciting material.

By Order of the Board of Directors,

 /s/ Jianhua Zhu

Jianhua Zhu

Chief Executive Officer

Beijing, China

November 21, 2016